

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2011

Mr. Lawrence McGuire
  Chief Financial Officer
BLUGRASS ENERGY INC.
13465 Midway Road, Suite 322, LB 10
Dallas, Texas 75244

      Re: Blugrass Energy Inc.
              Item 4.01 Form 8-K
              Filed March 1, 2011
              File No. 0-54035

Dear Mr. McGuire:

      We have completed our review of your filing and do not have any further comments at this time.

                            Sincerely,

                            Beverly A. Singleton
                            Staff Accountant